GAMING AND LEISURE PROPERTIES, INC.
POLICY STATEMENT ON TRADING COMPANY SECURITIES

All directors, executive officers and employees (including members of each of the foregoing persons' immediate family and other members of their households and entities influenced or controlled by such individuals) (each, an "Insider" and collectively, the "Insiders") of Gaming and Leisure Properties, Inc. or any of its subsidiaries (collectively, the "Company") must not misuse material financial or other information that has not been publicly disclosed by the Company. Insiders have certain responsibilities under the federal securities laws regarding the use and protection of information that is "material" and "nonpublic" and transactions in the Company's "securities." These terms are defined in this Policy Statement on Trading Company Stock (this "Insider Trading Policy" or "Policy") under Part I titled, "Definitions." In addition, the directors, executive officers and employees of Gaming and Leisure Properties, Inc. resident at its headquarters, and any other Insiders the Company's General Counsel may designate from time to time because of their position, responsibilities or their actual or potential access to material nonpublic information (each, a "Restricted Insider" and collectively, the "Restricted Insiders"), are subject to additional trading restrictions in this Policy.
Each Insider is responsible for making sure that he or she complies with this Policy. In all cases, the responsibility for determining whether an Insider is in possession of material nonpublic information rests with that Insider, and any action on the part of the Company, the General Counsel or any other Insider pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an Insider from liability under applicable securities laws. In addition, the existence of a personal financial emergency or any other mitigating circumstance does not excuse compliance with this Insider Trading Policy.
Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include prison terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Insider Trading Policy is absolutely mandatory.
The Policy and the legal prohibition on insider trading in securities while in possession of material nonpublic information obtained while an employee of, or conducting any business on behalf of, the Company applies to all former, temporary or retired Insiders until such material, nonpublic information obtained during the course of employment or service has become public and widely disseminated as described in this Policy.
I.    Definitions
What is Nonpublic Information?
"Nonpublic" information is information about the Company that is not available to the public. Information generally becomes available to the public when it has been widely disclosed by the Company or third parties in a press release or other public statement, including any filing with the Securities and Exchange Commission (the "SEC"). However, release of information to the media does not immediately permit Insiders to trade. Insiders should refrain from trading until the market has had an opportunity to absorb and evaluate the information. Thus, as a general rule, information should be considered "nonpublic" until two (2) full trading days after the information is released and widely disseminated; this means the opening of business on the third trading day after the release and wide dissemination of such information. For example, if in an ordinary trading week the material nonpublic information is disclosed publicly during, or following the close of, business on Monday, securities could be bought or sold beginning the opening of trading on Thursday, if otherwise permitted under this Insider Trading Policy.
What is Material Information?
Material information is any information that a reasonable investor would consider important in a decision to buy, sell or hold securities. Any information that could be reasonably expected to affect the price of the securities is likely to be considered material. The information may be positive or negative. Some examples of material information include the following:
•pending or proposed mergers and acquisitions involving the Company;
•a tender offer involving the Company;
•changes in key management or the board of directors;
•changes in dividends or the declaration of a stock split;
•quarterly or annual earnings or revenue information;
•operating results that may differ significantly from publicly stated guidance;
•entering into a significant contract (or the loss of a significant contract) or debt instrument or refinancing existing debt;
•changes in debt ratings;
•pending or proposed purchases or sales of major assets;
•pending or threatened regulatory action and developments related thereto;
•actual or threatened significant litigation and developments related thereto, including, but not limited to, resolution;
•cybersecurity risks and incidents, including vulnerabilities and breaches;
•significant labor disputes or negotiations; or
•the public or private sale of additional securities of the Company.
Obviously, what is material information cannot be described or listed with precision, since there are many gray areas and varying circumstances. When doubt exists, the information should be presumed to be material. Insiders are required to consult with the Company's General Counsel prior to trading in the Company's securities if there is any doubt concerning the possible possession of material nonpublic information.
What are Securities?
Securities include common and preferred stock, notes, bonds and convertible securities, as well as derivative securities relating to any of the Company's securities, whether or not issued by the Company.

Revised: September 19, 2023

II.    Insider Trading and Tipping
Legal Penalties.
"Insider Trading" is a top enforcement priority of the SEC and the Department of Justice. Criminal prosecution and the imposition of fines and imprisonment are commonplace. In addition to the civil damages and criminal penalties imposed on individuals, any improper trading or even the appearance of impropriety can also expose the Company to liability, damage its reputation for integrity and ethical conduct and impair investor confidence in the Company.
A person who violates insider trading laws by engaging in transactions in the Company's securities when he or she has material nonpublic information can be sentenced to up to a twenty-year prison term and required to pay a criminal penalty of up to $5 million and additional civil fines of up to three times the amount of profits gained or losses avoided. In addition, an Insider (each, a "tipper") who tips, communicates, relays or provides material nonpublic information to others may also be liable for transactions by the persons (each, a "tippee") to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC may also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided, plus a criminal penalty of up to $25 million. Even for violations that result in a small or no profit, the SEC may seek penalties from a company and/or its management and supervisory personnel as control persons.
Company-Imposed Penalties
If an Insider violates this Insider Trading Policy, the Company may impose sanctions, including dismissal or removal for cause. Even if the SEC does not prosecute a case, involvement in an investigation (by the SEC or the Company) can adversely affect the Insider’s reputation, career and his or her ability to be found suitable and maintain suitability in a gaming jurisdiction.
Any Insider or any person who has supervisory authority over any Insider must promptly report to the Company's General Counsel any trading in the Company's securities by such Insider or disclosure of material, nonpublic information by such Insider which he or she has reason to believe may violate this Insider Trading Policy or the securities laws of the United States.
Restrictions on Trading and Tipping
1.General Restriction. The federal securities laws strictly prohibit any person who is in possession of material nonpublic information from using that information in connection with the purchase and sale of securities or engaging in any action to disclose to others ("tipping") or benefit from or take advantage of that information. Trading based on material nonpublic information violates the law no matter how that information has been obtained, whether in the course of employment, from friends, relatives, acquaintances or strangers, or from overhearing the conversations of others. The insider trading rules apply both to securities purchases (to make a profit based on good news) and securities sales (to avoid a loss based on bad news). Specifically, an Insider may not:

Revised: September 19, 2023

a.buy or sell securities of the Company unless the Insider does not possess material nonpublic information, or unless such transaction is otherwise captured under the heading "Exceptions" in this Policy;
b.engage in tipping to any other person, including family members and friends, or otherwise disclose such information prior to its public disclosure and dissemination without the Company's authorization; provided, however, that the foregoing restriction shall not apply to disclosure to other Insiders or agents who have a clear "need to know," such as the Company's legal or financial advisors. There is, therefore, a need to exercise care when speaking with other Insiders who do not have a need to know and when communicating with family, friends and other persons not associated with the Company;
c.recommend to any other person that he or she trade in any of the Company's securities; and
d.trade in, tip or make recommendations to others regarding securities of any other company that were obtained in the course of the Insider's involvement with the Company unless he or she does not possess any material nonpublic information about that company, such as information about a major contract or merger being negotiated; provided, however, that an Insider may engage in routine communications with investors and analysts in compliance with this Policy and applicable law (including insider trading laws and Regulation FD).
To avoid even the appearance of impropriety, it is wise to refrain from discussing the Company's business or prospects or making recommendations about buying or selling the securities of the Company or other entities with which the Company has a relationship, even when the Insider does not believe that he or she is in possession of material nonpublic information.
2.Required Pre-Clearance of Trades. All Restricted Insiders must pre-clear all transactions in Company securities with the General Counsel. This pre-clearance policy is particularly important not only to ensure compliance with this Policy and federal insider trading laws, but, in the case of executive officers and directors, to also facilitate compliance with Section 16, which generally prohibits directors and executive officers from receiving any profits from "short swing" transactions (i.e., a matching purchase and sale of securities of the Company within a six-month period), as well as the preparation of the required Section 16 forms by the Company for directors and executive officers. Most transactions by directors, executive officers and owners of more than ten percent (10%) of securities must be reported to the SEC on a Form 4 within two business days after the execution of the transaction. Pre-clearance is not required for purchases and sales of securities under a Trading Plan (as defined in Article III below) once the applicable cooling-off period has expired. No trades may be made under a Trading Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under a Trading Plan, the third party effecting transactions on behalf of the Restricted Insider should be instructed to send duplicate confirmations of all such transactions to the General Counsel.
3. Blackout Periods. This Insider Trading Policy prohibits trading in Company securities by all Restricted Insiders during a "blackout period," which, absent a determination by the Company to extend or shorten such period, will begin after the close of market business on the fifteenth day of the last month of each calendar quarter and end when the market opens on the third trading day following the Company's release of earnings. For example, if quarterly earnings are released on a Friday before the market opens, the trading window is closed at the time the market closes on the fifteenth day of the last month of the calendar quarter through the opening of the market on the next Tuesday after the release following such calendar quarter. If quarterly earnings are released on Friday during the trading

Revised: September 19, 2023

day or after the market closes, the trading window would open when the market opens on the next Wednesday. In addition to the quarterly blackout period, the Company may, from time to time, impose other blackout periods upon notice to those persons who are affected. No Insider may disclose to any outside third party (other than brokers requiring certifications to such effect) that a special blackout period has been designated or that a quarterly blackout period has been modified.
The following transactions by a Restricted Insider are prohibited during a blackout period:
•purchases or sales of Company securities, unless made under an approved Trading Plan (as defined below), and
•exercise of stock options where all or a portion of the acquired stock is sold during the blackout period, including where Company stock is sold to fund the option exercise.
The following transactions by a Restricted Insider are allowed during a blackout period:

•exercise of stock options where no Company stock acquired in the exercise is sold;
•gifts of Company stock, or transfers of Company stock to or from a trust, unless there is reason to believe that the recipient intends to sell the shares during a blackout period;
•transactions under an approved Trading Plan (as defined below); and
•transactions approved in advance by the Company’s General Counsel based on the advice of counsel; provided, that, the Restricted Insider does not possess material nonpublic information and the transaction would not create a perception of noncompliance with this Policy.
4.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur during a blackout period or during some other time when the person who has pledged the securities is in possession of material nonpublic information, forced sales of securities by a person as a result of a margin call or foreclosure sale may result in liability to the person under insider trading laws. As a result, all Insiders are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Exceptions to this Policy may be granted by the Audit and Compliance Committee where the requesting Restricted Insider can demonstrate (i) the securities pledged are not needed to satisfy the minimum ownership level required by the Company’s Stock Ownership Guidelines, (ii) such Restricted Insider has and maintains a sufficient amount of immediately available cash or other securities at all times to prevent a sale of the Company’s securities during a time when such sale would be prohibited, (iii) the securities pledged represent, and at all times continue to represent, less than fifteen percent (15%) of such Restricted Insider’s aggregate ownership of Company securities, and (iv) the securities pledged are not utilized as part of any hedging transaction prohibited by the Company’s anti-hedging policy described above. Any Restricted Insider wishing to enter into such an arrangement must first submit the proposed transaction to the Chairman of the Audit and Compliance Committee for approval by the Audit and Compliance Committee by completing and submitting the certification attached hereto as Exhibit A. Any request for pre-clearance to

Revised: September 19, 2023

pledge Company securities as collateral for a loan must be submitted at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
5.Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a person to continue to own securities of the Company obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other shareholders. Therefore, all Insiders are prohibited from engaging in such transactions.
6.Standing Orders. Standing orders (except standing orders under an approved Trading Plan) should be used only for a very brief period of time and never during a blackout period with respect to those Restricted Insiders subject to a blackout period. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the Restricted Insider is in possession of material nonpublic information.
7.Short-Term Trading Prohibited. Any Restricted Insider who purchases Company securities in the open market may not sell any Company securities of the same class during the six (6) months following the purchase (or vice versa).
8.Short Sales and Puts and Calls Prohibited. Short sales of Company securities (a sale of securities which are not then owned), including a "sale against the box" (a sale with delayed delivery), and trading in puts and calls or options trading in the Company's securities by Restricted Insiders are also prohibited.
9.Retirement or Pension Fund Blackouts. Restricted Insiders are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
III.    Exceptions
Stock Option Exercises
This Insider Trading Policy does not apply to the exercise of a stock option, or to the exercise of a tax withholding right pursuant to which an Insider has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Insider Trading Policy does apply, however, to any sale of stock generally and as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option, and as otherwise set forth herein.
Restricted Stock Awards
This Insider Trading Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which an Insider elects to have the Company

Revised: September 19, 2023

withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Insider Trading Policy does apply, however, to any sale of restricted stock.
Bona Fide Gifts
Bona fide gifts of securities are not transactions subject to this Insider Trading Policy, unless there is reason to believe that the recipient intends to sell the securities while the Insider is aware of material nonpublic information or during a blackout period.
401(k) Plan
The Policy does not apply to purchases of Company securities, if available as an investment option, in a 401(k) plan resulting from an Insider's periodic contribution of money to the plan pursuant to the Insider's payroll deduction election. The Policy does apply, however, to certain elections the Insider may make under a 401(k) plan that includes an option to invest in Company securities, including (a) an election to increase or decrease the percentage of the Insider's periodic contributions that will be allocated to the investment that includes Company securities, (b) an election to make an intra-plan transfer of an existing account balance into or out of the investment that includes Company securities, (c) an election to borrow money against the Insider's 401(k) plan account if the loan will result in a liquidation of some or all of the Insider's investment that includes Company securities, and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the investment that includes Company securities.
Approved Trading Plans
1.Rule 10b5-1 Safe Harbor. The SEC has adopted Rule 10b5-1, as amended, to establish a safe harbor protecting Restricted Insiders from insider trading liability for transactions made pursuant to a previously-established written contract, plan or instruction ("Trading Plan"). The rule presents an opportunity for Restricted Insiders to establish arrangements to sell or purchase the Company's securities, even though the person may possess material nonpublic information at the time of the trade.
The use of Trading Plans is strongly encouraged for all Restricted Insiders who wish to trade in the Company's securities. A person's brokerage firm typically provides the form of a Trading Plan, and the specific terms and trading instructions are then agreed to between the person and his or her broker, subject to the review and approval of the Company as provided below. A Trading Plan may include the use of limit orders, discretionary accounts, blind trusts, pre-scheduled stock option exercise and sale, pre-arranged trading instructions, and other brokerage or third party arrangements. The Company does not limit the length of time a particular Trading Plan may stay in existence; however, the Company generally recommends that Trading Plans not exceed more than one year. In addition, no Trading Plan may be adopted or modified (other than administrative changes) during a blackout period.
2.Approval of Trading Plans. A Restricted Insider may only enter into, or make trades pursuant to, a Trading Plan relating to the purchase or sale of Company securities, that meets the following requirements:
a.the Trading Plan provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B). The appropriate cooling-off period will vary based on the Restricted Insider. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the Trading Plan; or (y) two business days following the disclosure of the

Revised: September 19, 2023

Company's financial results in a Form 10-K or Form 10-Q for the quarter in which the Trading Plan was adopted. For all other Restricted Insiders, the cooling-off period ends 30 days after adoption or certain modifications of the Trading Plan;
b.the Trading Plan (x) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Restricted Insider, so long as such third party does not possess any material nonpublic information about the Company, or (y) explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;
c.the Trading Plan is the only outstanding Trading Plan entered into by the Restricted Insider (subject to the exceptions set out in Rule 10b5-1(c)(ii)D);
d.the Restricted Insider has provided the General Counsel with a copy of the proposed Trading Plan;
e.the Restricted Insider has certified in the Trading Plan that he or she is (i) as of the effective date of the proposed Trading Plan, not in possession of material nonpublic information concerning the Company and (ii) entering into the proposed Trading Plan in good faith and not as part of a scheme to evade the Company's prohibitions on insider trading or any federal or state securities laws; and
f.the General Counsel has approved the Trading Plan in advance of entering into the Trading Plan.
3.Modification or Termination of Trading Plans. Once a Trading Plan has been implemented in accordance with this Insider Trading Policy, a modification or change to the amount, price, or timing of the purchase or sale of the securities (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of the securities) underlying the Trading Plan is a termination of such Trading Plan and the adoption of a new Trading Plan, and the adoption of such new Trading Plan will trigger a new cooling-off period that must meet the other requirements set forth in Section 2 above. Trading Plans may be terminated at any time; provided however, that in the event of early termination of a Trading Plan and adoption of a new Trading Plan, the first trade under the new Trading Plan must not occur until after expiration of the cooling off period described in Section 2(a) above that would be applicable with respect to the new Trading Plan if the date of adoption of the new Trading Plan were deemed to be the date of termination of the prior Trading Plan.
4.Discretionary Authority. No Restricted Insider that commences trading in Company securities pursuant to a Trading Plan shall exercise any direct or indirect influence over how (including the amount, price or date of), when or whether to effect any trades under such Trading Plan. A third party must have the sole discretionary authority to execute transactions on the Restricted Insider’s behalf outside of his or her control. In the event a Trading Plan vests a trustee or broker with discretionary authority to make trades under such Trading Plan, the trustee/broker shall be restricted from exercising such authority in the event the trustee/broker becomes aware of material nonpublic information.
IV.    Insider Trading Policy Administration
This Insider Trading Policy has been reviewed by the Board of Directors of the Company. Any substantive changes to this Insider Trading Policy will be provided to the Board of Directors prior to implementation.

Revised: September 19, 2023

The Board of Directors has designated the General Counsel, Brandon Moore, as the administrator of the Insider Trading Policy. Any approvals by the General Counsel must be in writing and, where appropriate, will also include the approval of the Chief Financial Officer. The Chief Financial Officer will act as the administrator of this Policy and is vested with full authority under this Policy in the event of its application to transactions by or on behalf of the General Counsel.
In addition to such other duties described in this Insider Trading Policy, the duties of the General Counsel in his capacity as administrator of the Insider Trading Policy, in conjunction with the Finance and Legal departments, will include the following:
•administering and interpreting this Insider Trading Policy;
•responding to all inquiries relating to this Insider Trading Policy and its procedures;
•designating and announcing special trading blackout periods during which no Restricted Insiders may trade in Company's securities;
•administering compliance with all federal and state insider trading laws and regulations; and
•assisting in the preparation and filing of all required SEC reports relating to insider trading in the Company's securities.

Revised: September 19, 2023

Exhibit A
Form of Certification
for an Exception to Gaming and Leisure Properties, Inc.’s (the “Company”)
Prohibition on Pledging Company Securities
Pursuant to the Company’s
Policy Statement on Trading Company Stock

As of [        ] date of 20[    ], [person's name] is considered an “Restricted Insider” pursuant to the Company’s Policy Statement on Trading Company Stock.

Pursuant to Section II. Insider Trading and Tipping, Margin Accounts and Pledges, [person’s name] is seeking an exception from the Company’s Audit and Compliance Committee (the “Committee”) from the prohibition on pledging Company securities.

As such, as of [date], [person’s name] hereby certifies to the Committee the following:

•I intend to pledge [#] shares of Company securities (the “Shares”) as collateral for [insert description of obligation to be secured].

•The Shares intended for pledge will not cause the Restricted Insider to violate the Company’s Stock Ownership Guidelines.

•The Restricted Insider has and will continue to maintain during the duration of the pledge a sufficient amount of immediately available cash or other securities at all times to prevent a sale of the Shares during a time which such sale would be prohibited.*

•The Shares to be pledged by Restricted Insider represents, and will continue to represent during the duration of the pledge, less than fifteen percent (15%) of Restricted Insider’s aggregate ownership of Company securities.

•The Shares will not be utilized as part of any hedging transaction otherwise prohibited by the Company pursuant to its anti-hedging prohibition outlined in the Company’s Policy Statement on Trading Company Stock.

*The undersigned Restricted Insider understands and agrees that the Committee may request information or evidence of compliance with this certification.
Inquiries or changes to the status of the Restricted Insider’s certifications set forth herein that would affect an exception granted by the Committee should be immediately reported to the Company’s General Counsel, Brandon J. Moore at 610.378.8397 or by email at bmoore@glpropinc.com

Revised: September 19, 2023

Dated:                 , 20__

Signature:

Daytime telephone number:

Revised: September 19, 2023

RESTRICTED INSIDER CERTIFICATION
I certify that:
    I have read and understand the Company's Policy Statement on Trading Company Stock (the "Insider Trading Policy"). I understand that the General Counsel is available to answer any questions I have regarding the Insider Trading Policy.
    Since the date the Insider Trading Policy, as revised, became effective, or such shorter period of time that I have been a Restricted Insider, I have complied with the Insider Trading Policy.
    I will continue to comply with the Insider Trading Policy for as long as I am a Restricted Insider subject to the Insider Trading Policy.

________________________________
Signature

________________________________
Printed Name

________________________________
Date

Revised: September 19, 2023